SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

24/7 REAL MEDIA, INC.

(Name of Subject Company)

24/7 REAL MEDIA, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

901314203

(CUSIP Number of Class of Securities)

David J. Moore
Chairman and Chief Executive Officer
24/7 Real Media, Inc.
132 West 31st  Street
New York, NY 10001
(212) 231-7100

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:

Ronald R. Papa, Esq.	Arthur Fleischer, Jr., Esq.
Proskauer Rose LLP	Fried, Frank, Harris, Shriver & Jacobson LLP
1585 Broadway	One New York Plaza
New York, NY 10036	New York, NY 10004
(212) 969-3000	(212) 859-8000

☒             Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

To All Global Colleagues:

I am very excited to announce that today 24/7 Real Media has agreed to be acquired by WPP, a world leader in marketing communications. This is an important milestone for 24/7 Real Media and the latest recognition of our hard work and success in the digital marketing industry. The acquisition by WPP is great news for our company, for our clients, and for you as employees.

Thanks to the dedication and focus of each and every one of our over 400 global colleagues, 24/7 Real Media is a recognized leader in the digital marketing industry, offering award-winning services and technologies to advertisers and publishers throughout the world. WPP is also a global marketing leader, offering clients a comprehensive range of communications services through its various subsidiary companies which include Ogilvy & Mather, Y&R, Grey Worldwide, GroupM and many others. The combination of 24/7’s digital marketing expertise and WPP’s exceptional depth of marketing services will create significant added-value for clients of both companies. 24/7 Real Media will become the digital heart of the entire WPP ecosystem.

This acquisition will also create tremendous opportunity for employees of 24/7 Real Media. WPP employs approximately 100,000 people in 2,000 offices in 106 countries, servicing many of the largest advertisers in the world. The resources and relationships of WPP will accelerate the growth of our many new products, providing employees with new technologies to engineer, new services to sell, and new initiatives to support.

24/7 Real Media will continue to function as a standalone entity, but now with the strong backing of one of the world’s leading marketing communications companies. Becoming a part of the WPP family is the best strategic move for the long-term growth and success of 24/7 Real Media.

We will be conducting the first in a series of all-hands meetings today at 12:30pm ET (New York time). Colleagues in North America and Europe are encouraged to join. We will be hosting another all-hands meeting more conveniently scheduled for our Asia/Pacific offices Sunday evening at 8:00pm ET (New York time). You are welcome to participate in whichever discussion is best for you.

Attached is a copy of today’s press release along with an FAQ document. I look forward to speaking with you at the upcoming all-hands meetings. This is an exciting time to be an employee of 24/7 Real Media!

Best regards,

Dave

Important Information

THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF 24/7 REAL MEDIA’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN

OFFER TO PURCHASE AND RELATED MATERIALS THAT WPP INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. 24/7 REAL MEDIA WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. ONCE FILED, 24/7 REAL MEDIA STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, 24/7 REAL MEDIA STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE, THE SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS, OR FROM WPP.

FOR IMMMEDIATE RELEASE

24/7 REAL MEDIA ANNOUNCES AGREEMENT TO BE ACQUIRED BY WPP

24/7 Real Media Shareholders to Receive $11.75 per Share;
Acquisition will create a powerful combination of technology and services to benefit global marketers

Highlights:

  WPP Group and 24/7 Real Media, Inc. signed a definitive agreement on May 17, 2007  under which WPP agreed to acquire 100% of the shares of 24/7 Real Media through a friendly cash tender offer;

  WPP Group will pay 24/7 Real Media, Inc. shareholders $11.75 for each 24/7 Real Media share, in a transaction valued at approximately $649 million, net of cash acquired;

  The offer price represents a premium of 30% over the average closing price of 24/7 Real Media’s shares for the last sixty (60) trading days;

  The transaction has received the unanimous approval of the Boards of Directors of the two companies;

  The 24/7 Real Media Board of Directors unanimously recommends that its shareholders accept the WPP Group tender offer.

NEW YORK — May 17, 2007 — 24/7 Real Media, Inc. (NASDAQ: TFSM), a leading global digital marketing company, today announced that it has signed a definitive agreement to be acquired by WPP Group plc (“WPP”), one of the world’s largest communications services groups, in an all-cash transaction valued at approximately $649 million, net of cash acquired.  The transaction has been unanimously approved by the respective Boards of Directors of 24/7 Real Media and WPP and is expected to be completed in the third quarter of 2007.

Under the terms of the agreement WPP will commence a cash tender offer for all 24/7 Real Media shares for $11.75 per share. The offer price represents a 30% premium over the average closing price of 24/7 Real Media’s shares for the last sixty (60) trading days.

“This deal provides a great value to all 24/7 Real Media shareholders,” said David J. Moore, chairman and chief executive officer of 24/7 Real Media, Inc. “Additionally, the transaction further validates the importance of emerging, digital media to the global advertising market and 24/7 Real Media’s role in strengthening the role of digital media among WPP companies.”

The acquisition of 24/7 Real Media by WPP will create a powerful combination of technology and services that will provide significant added-value for clients of 24/7 Real Media and WPP companies. Advertisers will gain access to emerging technologies designed to more effectively segment, target, and reach customers through digital media such as search marketing and display advertising.  Publishers will benefit from expansive relationships with the world’s largest advertisers and an acceleration of sophisticated ad management tools.

Commenting on the announcement, Sir Martin Sorrell, CEO, WPP, said:  “Two of the most important opportunities for WPP are Asia and the internet. 24/7 Real Media significantly enhances our capabilities, technological resources and talent in both.”

“The digital marketplace is developing very rapidly.  24/7 Real Media brings to WPP very strong capabilities and technological skills in digital media and marketing,” said Mark Read, Strategy Director, WPP and CEO of WPP Digital.  ”We are looking forward to working with the team at 24/7 Real Media to bring their relationships, skills and technologies to our operating companies and people for the benefit of our clients.  As all media go digital, the combination of technology with client relationships and media and marketing expertise will become even more critical in delivering the best solutions to our clients.”

The tender offer is subject to certain conditions, including the tender of at least a majority of the fully diluted shares of 24/7 Real Media, Inc., clearance under the Hart-Scott-Rodino Act and approval by certain foreign antitrust regulatory authorities.

Lehman Brothers Inc. and Piper Jaffray & Co. are serving as financial advisors and Proskauer Rose LLP is acting as legal advisor to 24/7 Real Media in connection with the transaction.

Members of 24/7 Real Media management will participate in a conference call hosted by WPP today, May 17, 2007 at 9:30 a.m. Eastern Daylight Time to discuss the transaction.  Dial in details are:

US Dial-in Number	+1 210 795 0472
US Dial-in Toll Free	+1 877 818 6787

UK Dial-in Number	+44 207 019 0812
UK Dial-in Toll Free	0800 018 0795

Please visit WPP’s corporate web site at www.wpp.com for additional information about this conference call.

About 24/7 Real Media, Inc.

24/7 Real Media, Inc. is a leading global digital marketing company, empowering advertisers and publishers to engage their target audiences with greater precision, transparency and ROI.  Using its award winning ad serving, targeting, tracking and analytics platform, powerful search marketing capabilities and global network of specialized Web sites, the company has turned the art of reaching audiences across virtually any digital medium into a measurable science.  The company is headquartered in New York, with 20 offices in 12 countries throughout North America, Europe and the Asia Pacific region.  For more information, please visit www.247realmedia.com.

24/7 Real Media: The Science of Digital Marketing.

24/7 Real Media is a member of the NAI and adheres to the NAI privacy principles that have been applauded by the FTC. These principles are designed to help ensure Internet user privacy. For more information about online data collection associated with ad serving, including online preference marketing and an opportunity to opt-out of 24/7 Real Media cookies, go to: www.networkadvertising.org.

About WPP

WPP is one of the world’s leading communications services groups. Through its operating companies it provides a comprehensive range of communications services. These services include: advertising; media investment management; information, insight and consultancy; public relations and public affairs; branding and identity, healthcare and specialist communications. The Company employs approximately 100,000 people (including associates) in 2,000 offices in 106 countries, providing communications services to more than 300 of the companies that comprise the Fortune 500, over one half of the companies that comprise the NASDAQ 100 and more than 30 of the companies that comprise the Fortune e-50. As of May 16, 2007, WPP had a market capitalisation of approximately £9.3 billion ($18 billion).

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Important Information

THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF 24/7 REAL MEDIA’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT WPP INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. 24/7 REAL MEDIA WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. ONCE FILED, 24/7 REAL MEDIA STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, 24/7 REAL MEDIA STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE, THE SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS, FROM 24/7 REAL MEDIA OR FROM WPP.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about 24/7 Real Media AND WPP. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to 24/7 Real Media and WPP, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of 24/7 Real Media and WPP, including: the successful consummation of the proposed transaction, the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by WPP or 24/7 Real Media could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of WPP or 24/7 Real Media. Neither WPP nor 24/7 Real Media assumes an obligation to update or revise any such statements, whether as a result of new information or otherwise.

For more information please contact:

24/7 Real Media, Inc. Media Relations:	24/7 Real Media, Inc. Investor Relations:
Stephen Sumner	Sushene S. Leitch
Weber Shandwick	Director, Investor Relations
Tel: 212-445-8475	24/7 Real Media, Inc.
Cell: 845-489-5067	Telephone: 212-231-7990
Email: ssumner@webershandwick.com	Email: investorrelations@247realmedia.com

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ANNOUNCED TENDER OFFER

Q1:	Who is WPP Group?
A1

WPP is a global marketing leader, offering clients a comprehensive range of communications services through its various subsidiary companies, which include Ogilvy & Mather, Y&R, Grey Worldwide, JWT, GroupM, Wunderman and many others. WPP employs approximately 100,000 people in 2,000 offices in 106 countries, servicing many of the largest advertisers in the world.

Q2:	Why is 24/7 Real Media being acquired?
A2

As a public company, our Board of Directors continually evaluates the company’s strategic alternatives. Earlier this year, several parties approached the company about a possible transaction, and the Board commenced a process to thoroughly consider the Company’s options. That process led to receipt of a purchase offer from WPP Group, which was determined, by the Board of Directors to be in the best interests of the company’s stockholders. This led to the execution of the merger agreement announced today.

Q3:	What is the sale price?
A3

WPP Group and 24/7 Real Media, Inc. have entered into a merger agreement pursuant to which WPP Group will seek to acquire all of the outstanding shares of common stock of 24/7 Real Media, Inc. for $11.75 per share in cash. Based upon the company’s fully diluted share price, this offer values 24/7 Real Media, Inc. at approximately $649 million.

Q4:	How will the merger be accomplished?
A4

The merger agreement provides that WPP Group will launch a tender offer to our stockholders, whereby it will offer to purchase all of the outstanding shares of common stock of 24/7 Real Media, Inc. for $11.75 per share. If WPP acquires a majority, but less than all, of the company’s outstanding shares of common stock through the tender offer, then it will acquire the remainder of the outstanding shares through a merger in which all outstanding shares of common stock would be cashed out at $11.75 per share.

Q5:	What regulatory approvals are required? Do you expect any regulatory issues?
A5

Both companies will have to obtain antitrust approval from the Federal Trade Commission and/or the Department of Justice under the federal Hart-Scott-Rodino Act, as amended, as well as from foreign regulatory authorities. WPP Group will not be permitted to acquire 24/7 Real Media, Inc. common stock under its tender offer until these approvals have been obtained. The company does not anticipate any regulatory issues.

Q6:	When will the transaction close?
A6

The company currently anticipates that the transaction will close during the third quarter of this year, subject to the acceptance of the tender offer by stockholders and the applicable regulatory waiting periods.

CONTINUING BUSINESS OPERATIONS

Q1:	What happens between now and the closing?
A1

Until the transaction closes, 24/7 Real Media, Inc. will continue to operate as an independent company. However, there are some activities that may now require additional approvals pursuant to the merger agreement signed with WPP Group. These are unlikely to be a factor for most of the company’s employees, and over the upcoming days the Company will provide specific guidance to the few individuals who need to be mindful of these requirements.

Q2:	Will there be a restructuring of 24/7 Real Media, Inc. due to the transaction?
A2

24/7 Real Media, Inc. will continue to function as a standalone entity, but now with the strong backing of one of the world’s leading marketing communications companies. There will be extensive collaboration between 24/7 Real Media, Inc. and other WPP Group companies as a result of the transaction.

Q3:	Will there be layoffs as a result of the transaction?
A3

As a key piece of WPP Group’s digital strategic plan, 24/7 Real Media, Inc. expects to increase its investments in both its technologies and its people. 24/7 Real Media, Inc. has actively hired talent across all regions and product lines, and expects to continue to do so. The transaction is not expected to result in significant layoffs.

Q4:	Will the management team remain in place after the deal closes?
A4

Dave Moore will continue as CEO of the Company, and Jonathan Hsu and Oleg Vishnepolsky, among others, have committed to remain in their current roles, continuing to execute the Company’s vision and working to develop the growing digital business of WPP Group.

COMPENSATION AND BENEFITS

Q1:	What is WPP Group’s plan for compensation and benefits for 24/7 Real Media, Inc. employees after the merger?
A1

Under the merger agreement, WPP Group agreed, through December 31, 2008, to maintain compensation levels, including base salary, cash-based incentive opportunities, retirement, health and welfare benefits for the company’s employees that are comparable, in the aggregate, to current levels. WPP Group has agreed to keep in place the vesting schedules for any unvested restricted stock and stock options. WPP’s policy regarding future stock-based compensation benefits to the company’s employees has yet to be determined.

STOCK OPTIONS

Q1:	What will happen to my vested 24/7 Real Media, Inc. stock options?
A1

When the merger closes, each 24/7 Real Media, Inc. stock option that that is vested, exercisable at an exercise price less than $11.75 per share and outstanding immediately prior to the closing, will be canceled, and you will be paid an amount in cash equal to the difference between $11.75 and the exercise price for each such option.

Q2:	What will happen to my unvested 24/7 Real Media, Inc. stock options?
A2	When the merger closes, each unvested stock option you hold will be converted into options to acquire shares of WPP Group, and the vesting schedule will remain the same. However, both the number of shares that you would receive upon exercise of the stock option and the exercise price of the stock option will be adjusted to reflect the merger terms such that the value that you have in your 24/7 Real Media, Inc. stock options will be approximately equivalent to the value you receive in WPP Group stock options on the merger date.

Q3:	How many new WPP Group stock options will I receive through the conversion and what will the corresponding exercise price be?
A3

The company will provide you with the exact conversion ratio of your 24/7 Real Media, Inc. stock options into WPP Group stock options after the merger closes. The value of the WPP stock options that you will receive will be approximately equivalent to the value of your 24/7 Real Media, Inc. options on the merger date.

Q4:	Will there be any change to the vesting schedule for my 24/7 Real Media, Inc. stock options as a result of the merger?
A4

No, there will not be any change to the vesting schedule for your 24/7 Real Media, Inc. stock options as a result of the merger. After the merger, your stock options will continue to vest in the normal course, subject to your continued employment.

Q5:	Will the cancellation terms and expiration dates on my stock options remain in effect after they are converted into WPP Group stock options?
A5	The cancellation terms and expiration dates on your stock options will remain in effect.

RESTRICTED STOCK

Q1:	What will happen to my unvested 24/7 Real Media, Inc. restricted stock?
A1

When the merger closes, each share of 24/7 Real Media, Inc. restricted stock that is not vested will be converted into a grant of restricted shares of WPP Group that is of approximately equivalent value. Vesting will continue in accordance with the existing vesting schedule for the restricted stock grant.

Q2:	How many shares of WPP Group restricted stock will I receive through the conversion?
A2

The company will provide you with the exact conversion of your 24/7 Real Media, Inc. restricted shares into WPP Group restricted shares after the merger closes. The value of the shares that you will receive will be approximately equal to the value of your 24/7 Real Media, Inc. restricted shares on the merger date.

COMMON STOCK

Q1:	What happens to the common stock that I already own ?
A1	If you a common stockholder, you will receive tender offer materials directly from WPP and will have the right to decide whether to tender your shares to WPP.

STOCK SALE LOGISTICS

Q1:	How do I go about exercising my WPP Group stock options and selling shares of WPP Group?
A1	The company will provide you with additional information about how to exercise WPP Group options and how to sell shares of WPP Group at a later date.

Q2:	Will all 24/7 Real Media employees be subject to trading windows once the closing occurs and the company is owned by WPP Group?
A2	The company will provide you with this information at a later date.

Further detail about the acquisition will be released soon.

Important Information

THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF 24/7 REAL MEDIA’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT WPP INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. 24/7 REAL MEDIA WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. ONCE FILED, 24/7 REAL MEDIA STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, 24/7 REAL MEDIA STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE, THE SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS, OR FROM WPP.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about 24/7 Real Media and WPP. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to 24/7 Real Media and WPP, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of 24/7 Real Media and WPP, including: the successful consummation of the proposed transaction, the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by 24/7 Real Media and WPP could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of 24/7

Real Media and WPP. Neither 24/7 Real Media and WPP assumes an obligation to update or revise any such statements, whether as a result of new information or otherwise.